Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 and of our report dated March 24, 2008 relating to the consolidated financial statements and financial statement schedules of DCP Holding Company and subsidiaries (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the change in reporting for redeemable common shares in 2005 and the adoption of Statement of Financial Accounting Standards No. 123(R), Share Based Payment, on January 1, 2006 and Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainties in Income Taxes, on January 1, 2007) appearing in the Annual Report on Form 10-K of DCP Holding Company for the year ended December 31, 2007.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio
March 25, 2008